UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15


     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                                                   Commission File Number 1-3685

                          McDonnell Douglas Corporation
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             (Exact name of registrant as specified in its charter)

    P.O. Box 516, Mailcode S1001240, St. Louis, MO 63166-0516, (314) 232-0232
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                        (Address, including zip code, and
                        telephone number, including area
                         code of registrant's principal
                               executive offices)

           Common Stock, par value $1.00 per share
           8-1/4% Notes due July 1, 2000                         $200,000,000
           6-7/8% Notes due November 1, 2006                     $250,000,000
           9-3/4% Debentures due April 1, 2012                   $350,000,000
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            (Title of each class of securities covered by this Form)

                         9-1/4% Notes due April 1, 2002
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                   (Titles of all other classes of securities
                        for which a duty to file reports
                      under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)   ( )     Rule 12h-3(b)(1)(i)       (X)
       Rule 12g-4(a)(1)(ii)  ( )     Rule 12h-3(b)(1)(ii)      ( )
       Rule 12g-4(a)(2)(i)   ( )     Rule 12h-3(b)(2)(i)       ( )
       Rule 12g-4(a)(2)(ii)  ( )     Rule 12h-3(b)(2)(ii)      ( )
       Rule 15d-6            ( )     Rule 12h-3(b)(3)          (X)

         Approximate number of holders of record as of the certification or notice date:
                 Common Stock, par value $1.00 per share      1
                 8-1/4% Notes due July 1, 2000               77
                 6-7/8% Notes due November 1, 2006           28
                 9-3/4% Debentures due April 1, 2012        261
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         Pursuant to the  requirements  of the  Securities  Exchange Act of 1934
  McDonnell Douglas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: August 15, 1997             By:   /s/ Steven N. Frank
                                          --------------------------------
                                    Name:  Steven N. Frank
                                    Title: Vice President, Associate General
                                           Counsel & Secretary